UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of l934

For the transition period from ______ to ________________

Commission File Number 1-11024

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

CLARCOR 401(k) Retirement Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

CLARCOR Inc.
840 Crescent Centre Drive
Suite 600
Franklin, TN 37067

CLARCOR 401(k)
Retirement Savings Plan

Audited Financial Statements and Supplemental
Schedule
As of and for the Years Ended
December 31, 2009 and 2008

CLARCOR 401(k)
Retirement Savings Plan

Contents

Report of Independent Registered Public Account Firm	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5-6
Notes to Financial Statements	7-14

Supplemental Schedule
Schedule of Assets (Held at End of Year)	15-16

Note:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the CLARCOR 401(k) Retirement Savings Plan.

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrators of
CLARCOR 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of CLARCOR 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ridgeland, Mississippi

June 30, 2010

CLARCOR 401(k)
Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2009	2008

Assets

Investments, at fair value
Common/collective trust	$10,772,121	$11,063,685
Mutual funds	33,598,846	26,127,284
CLARCOR Inc. common stock fund	-	2,807,414
Participant loans	1,296,627	1,254,556

Total investments	45,667,594	41,252,939

Receivables
Employer contributions	228,944	-
Participant contributions	12,454	-

Total receivables	241,398	-

Net Assets Available for Benefits	$45,908,992	$41,252,939

See accompanying notes to financial statements.

CLARCOR 401(k)
Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2009	2008

Additions
Investment income
Interest income from common/collective trust	$324,545	$439,492
Dividend income from CLARCOR Inc. common stock fund	16,534	23,666
Interest income from participant loans	101,345	114,246
Dividend income from mutual funds	834,339	1,034,212

Total interest and dividends	1,276,763	1,611,616

Net appreciation (depreciation) in fair value of
Mutual funds	4,910,586	(10,072,775)
CLARCOR Inc. common stock fund	-	(408,669)

Total net appreciation (depreciation)	4,910,586	(10,481,444)

Net gain (loss) on sale of investments
CLARCOR Inc. common stock fund	(63,704)	28,996
Mutual funds	102,935	(953,445)

Total net gain (loss) on sale of investments	39,231	(924,449)

Total investment income (loss)	6,226,580	(9,794,277)

Contributions
Employer	335,239	355,864
Participant	1,454,338	1,584,912
Rollover	86,222	90,117

Total contributions	1,875,799	2,030,893

Total additions	8,102,379	(7,763,384)

CLARCOR 401(k)
Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2009	2008

Deductions
Benefits paid to participants	$3,442,271	$3,966,730
Administrative fees	4,000	3,750
Other deductions	55	99

Total deductions	3,446,326	3,970,579

Net increase (decrease)	4,656,053	(11,733,963)

Net Assets Available for Benefits, at beginning of year	41,252,939	52,986,902

Net Assets Available for Benefits, at end of year	$45,908,992	$41,252,939

See accompanying notes to financial statements.

CLARCOR 401(k) Retirement Savings Plan

Notes to Financial Statements

1.	Description of Plan
The following description of the CLARCOR Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan.  Effective January 1, 2004, the Plan was restated and amended to cover only those eligible employees who elected to continue participation in the CLARCOR Inc. Pension Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective July 1, 2008, further contributions to the CLARCOR Inc. common stock fund were frozen. As of December 31, 2009, the CLARCOR Inc. common stock fund closed, and assets therein were liquidated.  Plan participants had until such date to redirect their assets from this fund into other investment options.  In the absence of such designation, the assets were liquidated and reinvested in the target retirement fund association corresponding to age group.

Contributions
Each year, participants may contribute up to 50% of annual compensation, as defined in the Plan, up to the Internal Revenue Code ("IRC") limitations.  Participants may also elect to make after-tax contributions to the Plan up to 10% of the participant's compensation, and may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.  During 2008, the Company matched 50% of the first 3% of combined employee pre-tax and/or after-tax (Roth) contributions once the participant had three months of service.  Effective April 3, 2009, Company matches are made annually on a discretionary basis to participants who have completed 1,000 hours of service.  For 2009, the Company contributed 50% of the first 3% of pre-tax and/or after-tax (Roth) contributions for eligible participants.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant account balances, as defined.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a common/collective trust and 20 mutual funds as investment options for participants.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

CLARCOR 401(k) Retirement Savings Plan

Notes to Financial Statements

Vesting
Participants are immediately vested in their contributions, plus actual earnings thereon.  Vesting in the Company's contribution and related earnings portion of their accounts is based on years of continuous service.  A participant is vested as follows:

Total years of service	Vested Percentage

1	0%
2	0%
3	100%

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 and may have only one loan outstanding.  Loans are repaid through payroll deductions with principal and interest being credited to the participants' account balances.  Loans may not exceed the lesser of 50% of the participant's vested balance or $50,000 and loans are to be repaid over a period of time not to exceed five years, unless used for the purchase of a principal residence, in which case the payback period may not exceed 15 years.  The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 2% at the time of the loan.

Payment of Benefits
Upon termination of service, death, disability or retirement, participants, or their beneficiaries, will receive lump-sum benefit payments.  Benefits paid are equal to the value of the participant's vested interest in his or her account.

Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their after-tax contributions and related earnings.  Withdrawals from the Plan may also be made upon circumstances of financial hardship in accordance with provisions specified in the Plan.

Administrative Expenses	The Company pays substantially all of the Plan's administrative expenses.

Reclassifications
Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation.  These reclassifications had no effect on previously reported net assets available for benefits or change in net assets available for benefits.

CLARCOR 401(k) Retirement Savings Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

	Basis of Accounting	The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market valuation and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.  Individual participants' accounts bear the risk of loss resulting from fluctuations in fund values.

Investment Valuation and Income Recognition
The Plan's investments are reported at fair value.  Participant loans are valued at their outstanding principal balances, which approximates fair market value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

	Payment of Benefits	Benefits are recorded when paid.

CLARCOR 401(k) Retirement Savings Plan

Notes to Financial Statements

Recently Issued Accounting Standards
The Financial Accounting Standards Board ("FASB") approved the FASB Accounting Standards Codification (the "ASC") as the single source of authoritative nongovernmental United States Generally Accepted Accounting Principles ("GAAP") as of July 1, 2009.  The ASC is effective for interim and annual periods ending after September 15, 2009.  The ASC reorganizes the many U.S. GAAP pronouncements into approximately 90 accounting topics, with all topics using a consistent structure.  The ASC does not change or alter existing GAAP and adoption of the standard did not have any impact on the financial statements other than to revise references to certain authoritative accounting literature.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, codified in ASC Topic 740 ("ASC Topic 740").  This standard clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken on a tax return including the entity's status as a tax-exempt entity.  Additionally, ASC Topic 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Plan adopted this standard effective January 1, 2009.  The Plan had no significant uncertain tax positions at the date of adoption or at December 31, 2009.  Accordingly, the adoption did not have a material effect on the Plan's financial position or changes in net assets.  If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.  Tax periods for all fiscal years after 2006 remain open to examination by the federal and taxing jurisdictions to which the Plan is subject.

In May 2009, the FASB issued ASC Topic 855, Subsequent Events ("FASB ASC 855").  The objective of FASB ASC 855 is to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In February 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09, "Amendments to Certain Recognition and Disclosure Requirements", to address potential practice issues associated with FASB ASC 855.  The ASU eliminates the requirements for SEC filers to disclose the date through which subsequent events have been evaluated in originally issued and reissued financial statements.  This change was immediately effective.

CLARCOR 401(k) Retirement Savings Plan

Notes to Financial Statements

3.	Significant Investments	The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

December 31,	2009		2008

CLARCOR Inc. common stock fund	$	N/A	$2,807,414
Vanguard Intermediate Term Investment
Grade Fund		2,627,059	2,230,363
Vanguard 500 Index Fund		8,171,673	6,616,330
Vanguard Wellington Fund		7,399,825	6,298,213
Vanguard Windsor II Fund		2,374,463	N/A
Vanguard Retirement Savings Trust		10,772,121	11,063,685

4.	Related Party Transactions
The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("Vanguard").  Vanguard acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as exempt party-in-interest transactions.  Fees paid by participants of the Plan for annual loan and redemption fees amounted to $4,000 and $3,750 for the years ended December 31, 2009 and 2008, respectively.

CLARCOR Inc. common stock fund contains shares of common stock issued by the Company.  The Company is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

5.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated April 8, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CLARCOR 401(k) Retirement Savings Plan

Notes to Financial Statements

7.	Fair Value Measurements
FASB ASC Topic 820, Fair Value Measurements, ("FASB ASC 820"), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

▪ Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
▪ Level 2 Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.
▪ Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

CLARCOR Inc. common stock fund (Level 1): Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds (Level 1): Valued at the net asset value ("NAV") of shares held by the Plan at year-end.

Common/collective trust (Level 2): Valued based on market value of its underlying investments.

Participant loans (Level 3): Valued at amortized cost, which approximates fair value.

CLARCOR 401(k) Retirement Savings Plan

Notes to Financial Statements

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3
Mutual funds:
Index funds	$9,235,500	$-	$-
Balanced funds	12,230,572	-	-
Growth funds	3,856,535	-	-
Bond funds	3,960,655	-	-
Value funds	2,374,463	-	-
Money market accounts	1,941,121	-	-
Total mutual funds	33,598,846	-	-

Common/collective trust	-	10,772,121	-
Participant loans	-	-	1,296,627

Total assets at fair value	$33,598,846	$10,772,121	$1,296,627

CLARCOR 401(k) Retirement Savings Plan

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3
Mutual funds:
Index funds	$7,405,689	$-	$-
Balanced funds	8,901,645	-	-
Growth funds	2,373,743	-	-
Bond funds	4,161,125	-	-
Value funds	2,061,837	-	-
Money market accounts	1,223,245	-	-
Total mutual funds	26,127,284	-	-

CLARCOR Inc. common
stock	2,807,414	-	-
Common/collective trust	-	11,063,685	-
Participant loans	-	-	1,254,556

Total assets at fair value	$28,934,698	$11,063,685	$1,254,556

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year-ended December 31, 2009.

Participant
Loans
Balance, beginning of year	$1,254,556

Purchases, sales, issuances and settlements, net	42,071
Balance, end of year	$1,296,627

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year-ended December 31, 2008.

Participant
Loans
Balance, beginning of year	$1,274,568

Purchases, sales, issuances and settlements, net	(20,012)
Balance, end of year	$1,254,556

Supplemental Schedule

CLARCOR 401(k)
Retirement Savings Plan

Schedule of Assets (Held at End of Year)

EIN:  36-0922490
Plan Number:  009
Schedule H, Line 4i

December 31,				2009
(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value

*	Vanguard Retirement Savings Trust	Common/Collective Trust		$10,772,121
		10,772,121 shares

*	Vanguard Prime Money Market Fund	Mutual Fund		1,941,121
		1,941,121 shares

*	Vanguard Explorer Fund	Mutual Fund		495,720
		8,651 shares

*	Vanguard Wellington Fund	Mutual Fund		7,399,825
		256,493 shares

*	Vanguard Intermediate Term Investment	Mutual Fund		2,627,059
	Grade Fund	279,083 shares

*	Vanguard Intermediate Term Treasury Fund	Mutual Fund		1,333,596
		120,252 shares

*	Vanguard 500 Index Fund	Mutual Fund		8,171,673
		79,592 shares

*	Vanguard Windsor II Fund	Mutual Fund		2,374,463
		100,273 shares

*	Vanguard U.S. Growth Fund	Mutual Fund		1,400,192
		85,066 shares

*	Vanguard International Growth Fund	Mutual Fund		1,960,623
		115,399 shares

*	Vanguard Small Cap Index Fund	Mutual Fund		440,812
		16,035 shares

*	Vanguard Mid Cap Index Fund	Mutual Fund		623,015
		38,082 shares

*	Vanguard Target Retirement Income Fund	Mutual Fund		143,843
		13,583 shares

CLARCOR 401(k)
Retirement Savings Plan

Schedule of Assets (Held at End of Year)

EIN:  36-0922490
Plan Number:  009
Schedule H, Line 4i

December 31,				2009
(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value

*	Vanguard Target Retirement 2005 Fund	Mutual Fund		$132,208
		12,041 shares

*	Vanguard Target Retirement 2010 Fund	Mutual Fund		1,240,781
		60,467 shares

*	Vanguard Target Retirement 2015 Fund	Mutual Fund		1,285,223
		113,636 shares

*	Vanguard Target Retirement 2020 Fund	Mutual Fund		1,036,640
		1,936 shares

*	Vanguard Target Retirement 2025 Fund	Mutual Fund		774,654
		68,432 shares

*	Vanguard Target Retirement 2030 Fund	Mutual Fund		95,390
		4,940 shares

*	Vanguard Target Retirement 2035 Fund	Mutual Fund		100,533
		8,652 shares

*	Vanguard Target Retirement 2045 Fund	Mutual Fund		21,475
		1,787 shares

*	Participant Loans	Loans to participants		1,296,627

				$45,667,594

*Denotes party-in-interest.

(d)           The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CLARCOR 401(k) Retirement Savings Plan

By	/s/ Richard M. Wolfson

Richard M. Wolfson
Vice President, General Counsel and Corporate Secretary
CLARCOR Inc.

Date June 30, 2010

EXHIBIT INDEX

Exhibit Index	Description

23	Consent of Independent Registered Public Accounting Firm